February 9, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attn: Ms. Peggy Kim

Re:	LaBranche & Co Inc.
Schedule TO-I
Filed January 29, 2010
File No. 005-56767

Dear Ms. Kim:

On behalf of our client, LaBranche & Co Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission the response to the Staff’s comment letter dated February 4, 2010 regarding the Schedule TO (the “Schedule TO”) of the Company (File No. 005-56767), together with the exhibits thereto.

Set forth below in bold are each of the comments in the Staff’s letter. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the amendment to the Schedule TO-I (the “Schedule TO-I/A”) of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.

We note that you are offering to purchase 29.1% of the total number of shares outstanding, and that currently, your officers, directors and major shareholders collectively own 29%. Further, although the offer is conditioned on your determination that there is not a reasonable likelihood of causing a going private effect, we note that this condition is waivable. In addition, we note that on page 6 you state that if all 15 million shares are repurchased in the tender offer, you may repurchase up to an additional $31 million of common stock under your share repurchase program. Please advise us, with a view toward revised disclosure, why this tender offer is not the first step in a series of transactions intended or reasonably likely to take LaBranche private within the meaning of Exchange Act Rule 13e-3. Refer to Q&A No. 4 in SEC Release 34-17719 (April 13, 1981).

Rule 13e-3 applies to certain transactions that have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects specified in Rule 13e-3(a)(3)(ii), namely (omitting references relevant only for foreign private issuers):

(A)	Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 . . . , or causing the reporting obligations with respect to such class to become eligible for . . . suspension under Rule 12h-3 or section 15(d); or

(B)	Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

More specifically, Rule 13e-3(a)(3)(ii)(A) applies where a transaction causes a class of equity securities which is subject to section 12(g) or section 15(d) of the Exchange Act to be held of record by less than 300 persons. The Company disclosed in its most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) that, as of March 5, 2009, it had 53 holders of record of its common stock. The Company hereby supplementally advises the Staff that as of January 29, 2010, the commencement date of the Company’s cash tender offer for its common stock (the “Offer”), the number of holders of record of the Company’s common stock was 47, as determined pursuant to Rule 12g5-1. Rule 13e-3(a)(3)(ii)(A) is thus inapplicable because, prior to the Offer, the Company’s outstanding shares of common stock were already held of record by less than 300 persons, thus making it impossible for the offer to “cause” the common stock to be held of record by less than 300 persons. This view is supported by Interpretation 104.01 of the Commission’s Compliance and Disclosure Interpretations on Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, last updated January 26, 2009.

In addition, the Company disclosed in the Form 10-K that, as of March 5, 2009, it had an estimated 8,900 beneficial owners of its common stock. The Company hereby supplementally advises the Staff that as of January 29, 2010, it had an estimated 4,523 beneficial owners of its common stock. This number is well above the 400 person requirement for listing on the New York Stock Exchange and, while the Offer can be expected to decrease the number of beneficial owners, the Company expects the number of beneficial owners after the Offer to be significantly above 400 holders. In addition, because a significant number of Company shares sought to be purchased in the Offer are held by banks and brokers who hold positions for multiple beneficial owners, it is unlikely that the Offer would result in many of these record positions being terminated altogether as the termination of a record position would only occur if each beneficial owner’s full position underlying the relevant record position were purchased in the Offer. Accordingly, the Offer is not intended or expected to cause the effect described in Rule 13e-3(a)(3)(ii)(B).

The Offer is also not a part of any series of transactions. As disclosed on pages 12 and 23 of the Offer to Purchase filed as Exhibit 99(a)(1)(A) of the Schedule TO (the “Offer to Purchase”) under the headings “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans” and “Source and Amount of Funds,” respectively, the Board of Directors of the Company determined to engage in the Offer because it represents a prudent use of the Company’s cash and provides certain advantages to both those stockholders that choose to participate in the Offer and those who do not. The Board of Directors was not at the time of such determination, and is not at present, entertaining any plans, proposals or negotiations relating to any other transactions that could produce the effect described in Rule 13e-3(a)(3)(ii)(B). The Company may, however, from time to time after completion of the Offer (as it has in the past), engage in routine repurchase programs that would not be intended or expected to cause the effect described in Rule 13e-3(a)(3)(ii)(B). In addition, as disclosed in the Offer to Purchase, as part of the Company’s long-term corporate goal of increasing stockholder value, it has regularly considered and intends to continue to consider alternatives to enhance stockholder value. However, as of both the commencement date of the Offer and the date hereof, no agreements, understandings or decisions have been reached as to the Company undertaking any such alternatives.

The Company thus respectfully submits that the Offer is not the first step in a series of transactions intended or reasonably likely to take it private within the meaning of Exchange Act Rule 13e-3.

Offer to Purchase

Summary Term Sheet, page 1

When will the Company pay for the shares I tender, page 5

2.	We note that you do not expect to announce the results of proration and begin payment until up to five business days after the expiration date of the offer. Please tell us how this payment schedule complies with the requirement to pay promptly under Rule 14e-1(c). See Exchange Act Release 43069 at section II.D. (July 24, 2000).

The Company respectfully first notes that the cited statement that it may take five business days following the expiration of the Offer to pay for the common stock is made under the assumption that proration is applicable.

Rule 14e-1(c) requires that the Company pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the Offer. In construing the word “promptly” in this context, the court in Prior v. United States Steel Corp., 591 F. Supp. 942 (S.D.N.Y. 1984) held that prompt payment for tendered shares is a question of fact to be determined in light of the facts and circumstances of the transaction and the customary practices of the financial community.

One circumstance affecting the timing of payments to be made to stockholders who have properly tendered in the offer is the fact that the Company has provided holders of physical certificates with the opportunity to submit before the expiration of the Offer a notice of guaranteed delivery, and then submit their physical certificates to the depositary within three trading days after the date of the signed notice of guaranteed delivery. Another circumstance that may affect the timing of payments to stockholders who have properly tendered is that proration may be required. It would not be possible to compute the proration factor until after the notice of guaranteed delivery period. Therefore, without removing the notice of guaranteed delivery component and the proration feature from the Offer, five business days is the soonest practicable time at which the Company may commence payments in the event of proration.

After discussion with the Company’s depositary and reviewing other precedents, we believe that this timing falls within customary practice of the financial community, given the facts and circumstances specific to this transaction, and complies with the guidance in Exchange Act Release 43069, section II.D. We also believe that the payment timing as explained is in keeping with the purpose behind Rule 14e-1(c) provided in the Commission’s Exchange Act Release No. 16384, to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time.” Fed. Sec. L Rep. para. 82,373 at 82,596 (Nov. 29, 1979).

Conditional Tender of Shares, page 20

3.	We note that conditional tenders may be rejected at your sole discretion. Please revise to comply with Rule 13e-4(f)(3)(ii) and describe in more detail the procedures and manner of acceptance for conditional tenders. Refer to Item 1004(a)(1)(vii) and (viii) of Regulation M-A. If applicable, please also revise the letter of transmittal.

The Company has revised the disclosure on page 20 of the Offer to Purchase in response to the Staff’s comment. The Company has also revised pages 2 and 11 of the Letter of Transmittal, page 3 of the Notice of Guaranteed Delivery and page 5 of the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

As requested by the Staff, the Company hereby acknowledges that:

a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that the Staff review our responses at its earliest convenience and advise of any further comments as soon as possible. If it would expedite your review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8552.

Sincerely,

/s/ MICHAEL J. AIELLO
Michael J. Aiello

cc:	Michael LaBranche, Chairman, CEO and President
Stephen Gray, General Counsel and Corporate Secretary

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